FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F [ ]	Form 40 F [ X ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

News Release Dated December 20, 2007

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: December 20, 2007	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

FOR IMMEDIATE RELEASE	TSX: SLW
December 20, 2007	NYSE: SLW

SILVER WHEATON SIGNS BINDING LETTER AGREEMENT TO ACQUIRE FUTURE SILVER PRODUCTION FROM AUGUSTA RESOURCE’S ROSEMONT PROJECT

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton”) is pleased to announce that it has signed a binding letter agreement to purchase between 45% and 90% of the life-of-mine silver to be produced by the Rosemont Copper Project (“Rosemont”), a 100%-owned property of Augusta Resource Corporation (“Augusta”) (AMEX,TSX: AZC). Augusta must elect the percentage of life-of-mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, on or before March 31, 2008.

Subject to the finalization of the structure of the transaction, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging in value from US$135 million to US$165 million to acquire 45% of the payable silver, or US$240 million to US$320 million to acquire 90% of the payable silver, produced for the life-of-mine.

The upfront payment will be made on a drawdown basis to fund construction of the mine as construction milestones are achieved. Silver Wheaton will not be required to pay any further ongoing per ounce payments for silver delivered from Rosemont and is not required to fund or contribute to ongoing capital expenditures. Augusta will provide a completion guarantee with certain minimum production criteria by a certain date.

The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study (the “Feasibility Study”), (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008 as well as receipt of any required regulatory approvals and third-party consents.

The Rosemont Project is a copper-molybdenum-silver-gold porphyry deposit located in Pima County, Arizona. Based on a positive Feasibility Study released in August 2007, Augusta approved the project for development as a 75,000 tpd low cost open pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide mineral reserves. The proposed Rosemont mine is expected to produce annually an average of 220 million pounds of copper, 4.5 million pounds of molybdenum, 2.7 million ounces of silver and 15 thousand ounces of gold over the mine life, currently expected to be a minimum of 18 years.

Current proven and probable reserves at Rosemont contain 61.6 million ounces of silver, measured and indicated resources contain a further 4.9 million ounces and inferred resources contain 9.3 million ounces (see the reserve and resource table below). The silver purchase contract will also encompass all of the prospective exploration targets near the Rosemont Project including the Narrangansett Zone which has been the focus of recent successful exploration by Augusta as reported in their October 23rd and December 5th, 2007 news releases.

“We are very pleased to have entered into this transaction with Augusta, which provides long-term growth potential for Silver Wheaton, without project permitting or financing risk”, said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “This adds to our unrivalled growth prospects over the next few years, with a proven model which gives Silver Wheaton maximum upside to the silver price, and also eliminates the major operating risk in the industry today, being increasing operating and capital costs.”

The tax structuring and decision on the percentage of silver to be sold is expected to be finalized by March 31, 2008, and the transaction is expected to close in the second quarter of 2008.

The silver reserves and resources at Rosemont are as follows:

Rosemont Project Sulfide Reserves and Resources(1,2,3,4,5)

	Tonnage	Silver Grade	Contained Silver
Category	(million tons)	(ounces per ton)	(million ounces)

Reserves (Sulfide Only)
Proven	126.1	0.14	17.7
Probable	366.6	0.12	44.0
Proven + Probable	492.7	0.12	61.6

Resources (Sulfide Only)
Measured	120.4	0.15	17.5
Indicated	422.7	0.12	49.0
Measured + Indicated	543.1	0.12	66.5
Inferred	163.0	0.06	9.3

Notes:

1.	Mineral Reserves and Mineral Resources for the Rosemont Project have been calculated as of August 28, 2007 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43- 101.

2.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4.	The Qualified Person for the Mineral Reserve and Mineral Resource estimate at the Rosemont Project as defined by National Instrument 43-101 is Dr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation of Tucson, Arizona.

5.	Sulfide Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and a NSR cutoff greater than or equal to $3.29/ton.

Conference Call

A conference call will be held Thursday, December 20, 2007 at 11:00 am (Eastern Time) to discuss this transaction. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US	1-866-300-4047
Dial from outside Canada or the US	1-416-641-6117
Live webcast	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US	1-800-408-3053
Dial from outside Canada or the US	1-416-695-5800
Pass code	3246937
Archived webcast	www.silverwheaton.com

Mr. Randy Smallwood, P.Eng., Executive Vice President of Corporate Development of Silver Wheaton, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production. Silver Wheaton’s 2008 silver sales are expected to approximate 15 million ounces, increasing to 25 million ounces in 2010. Silver Wheaton is unhedged and well positioned for further growth.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and Augusta and the amount of estimated future production from Silver Wheaton’s current and expected silver streams, including the Rosemont Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will be” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton or Augusta to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: permitting, financing and/or construction risks associated with the Rosemont Project, cost overruns, unforeseen litigation and/or regulatory matters adversely affecting the Rosemont Project, the absence of control over the Rosemont Project and other mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington,

D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that all or any part of Measured, Indicated or Inferred Resources will ever be converted into reserves.

For further information, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com